

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~


SEC MAIL PROCESSING
RECEIVED
MAR 29 2007
WASH, D.C.
186
SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date March 27, 2007
Contact Martina C. Schuler

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina C. Schuler

Corporate Communications

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

Enclosure

- **2006: sustained growth with high profitability**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Integrated High-tech strategy takes off

2006: sustained growth with high profitability

- Sales increase, including Saurer, from CHF 1.6 billion by 42.7 percent to CHF 2.3 billion. (without Saurer, plus 5.8 % to CHF 1.7 billion in 2006)
- EBIT grows from CHF 34 million in 2005 to CHF 329 million in 2006, a margin of 14 % on sales (without Saurer: EBIT CHF 303 million in 2006)
- EBIT includes CHF 76 million profit on financial investments (prior year: CHF 62 million)
- Net Profit increases from CHF 21 million in 2005 to CHF 302 million in 2006, a margin of 13 % on sales
- Following the Saurer acquisition Oerlikon now operates in 170 locations in 35 countries
- Integration of Saurer well under way, financial data consolidated for the months of November and December 2006

Key figures Oerlikon Group as at December 31, 2006 (incl. Saurer for 11/12 2006)

in CHF million	**January 1 to December 31, 2006**	January 1 to December 31, 2005
Orders received	2 631	1 455
Orders on hand	1 557	355
Sales	**2 291**	**1 605**
EBITDA	423	128
EBIT	329	34
EBIT in % of sales	14 %	2 %
Net profit	**302**	**21**
Net profit in % of sales	13 %	1 %
Cash flow from operating activities	355	84
Capital expenditure for fixed and intangible assets	237	91
Equity	1 482	1 001
Equity ratio in %	25 %	51 %
Net liquidity including marketable securities	-589	706
Number of employees	19 267	6 434

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 Pfäffikon SZ, March 27, 2007 **– The 2006 result shows Oerlikon on course for sustained profit and growth. The highlight of the year was the acquisition of Saurer. Sales increased by 42.7 percent from CHF 1.6 billion to CHF 2.3 billion, including sales of Saurer for the two months of November and December 2006 (without Saurer: plus 5.8 percent to CHF 1.7 billion); the EBIT rose from CHF 34 million to CHF 329 million (without Saurer: EBIT CHF 303 million 2006). EBIT includes profit on financial investments of CHF 76 million (2005: CHF 62 million). With orders received up 80.9 percent to CHF 2.6 billion (without Saurer: plus 42.9 percent to CHF 2.1 billion) and a fourfold increase in orders on hand to CHF 1.6 billion (without Saurer: plus 106.1% to CHF 0.7 billion) the order situation is excellent.**

These successes are the result of a fundamental restructuring and realignment of Oerlikon over the past year. The company's market position and technology leadership were developed and strengthened by numerous innovations and new products. At the same time, Oerlikon has taken positions in important future markets, such as solar energy and optical data storage. "Oerlikon was redesigned in every way – organizationally, technologically and strategically", writes Georg Stumpf, Chairman of Oerlikon's Board of Directors. "Overall, the Oerlikon Group is today more efficient, more innovative and more attractive than it has ever been in recent times", says Thomas Limberger, CEO of Oerlikon.

The acquisition of Saurer was the highlight in a year of new departures. Worldwide, the company's core fields of business activity are the production of textile machines and drive systems. Economically and technologically, it is a world leader. Oerlikon's business volume and staff numbers were tripled overnight by the acquisition; this year, more than 19 000 people will generate sales in excess of CHF 5 billion. Our global market position and customer proximity have been greatly reinforced as a result of this acquisition. The Oerlikon Group is now active at 170 sites in 35 countries. In particular, our presence has been strengthened substantially in the up and coming markets of Asia, by the integration of the Saurer branches.

The successes of 2006 are the results of the strategy we pursued, which was to turn Unaxis and its subsidiaries into an integrated high-tech corporation and to ensure consistent operational implementation of all necessary measures:

- Restructuring and integration of the company following the "One Company" idea and grouping according to five core technologies
- Orientation towards customers, markets and technologies
- Improvement of our operating profit margins through effective cost management, new pricing strategies, increased efficiency and internally centralized services (shared services)
- Expansion of our regional presence and customer proximity, in particular in Asia and America;
- targeted innovation management, which led to the market launch of ground-breaking innovations and various new products
- Re-branding of Unaxis to Oerlikon and the unified presence of all business units under one brand.

A comprehensive transformation program with over 180 individual measures combined with tracking by Program Management Office (PMO) assured successful implementation of our plans.

Above-average market growth

The positive results in the 2006 business year were boosted in particular by Oerlikon Balzers Coating, Services, Oerlikon Leybold Vacuum and Oerlikon Assembly Equipment, which had above-average development in their markets. Oerlikon Balzers Coating, Services grew by 11 percent, which was more than double the figure for the international coating market. In 2006 an additional 8 coating centers were opened in Japan, China, Korea, India, the Czech Republic, Germany and the USA. The acquisition of American company Gold Star Coating Services significantly improved our position on the US market. With 77 coating centers, Oerlikon Balzers Coating, Services currently has the world's largest network of coating centers.

Oerlikon Leybold Vacuum was also able to expand its business with a growth in sales of 12 percent, which is around three times the figure for the market in general. Oerlikon's position in the process industry was particularly strengthened. Extensive restructuring in this segment led to an increased EBIT margin of 11 percent. Another major contributor to sales was the Oerlikon Assembly Equipment business unit, which was able to increase its market share. In only its first year, Oerlikon Solar was able to post orders received

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

worth hundreds of millions. It was not possible to convert these orders completely into sales at the planned level, because changes to customer requirements postponed some deliveries to the current business year. These sales will now be realized in 2007.

Trading for Oerlikon Balzers Coating, Systems and Oerlikon Component, Optics was a little more restrained. The markets for both business units are undergoing a period of transition; in the optical data storage sector from conventional CD formats to Blu-ray-discs with high storage volumes; in the projection equipment sector from conventional video projectors to laser based light sources. It is pleasing to note, however, that even in these areas it was still possible to increase profit margins. The positive effects of the efficiency enhancement measures and the new pricing strategies can clearly be seen here.

Oerlikon Saurer Textile continued to expand its market position in the 2006 business year. Orders received rose by 37 percent (adjusted for acquisitions and currency effects 25 percent) to CHF 2.3 billion, and sales by 13 percent (adjusted for acquisitions and currency effects 3 percent) to CHF 2.0 billion. Orders on hand at year-end was at its highest ever level at CHF 825 million. Following the acquisition of Fairfield Manufacturing Inc. in February 2006, Oerlikon Graziano Drive Systems became the international market leader for special transmissions, complete drive systems, planetary gears and loose gears, with locations in Western and Eastern Europe, the USA, India and China.

Leading position in technology further expanded

In the 2006 business year, Oerlikon further expanded its leading position in technology and invested CHF 260 million in research and development. Including Saurer, there are over 1 500 researchers, developers and engineers currently working for Oerlikon. The reorganized structure of segmentation according to core competencies has given a major boost to the group's innovative strength. Innovation management has been integrated and is centrally led, enabling research and development projects to be tightened and focused and ground-breaking technologies brought to market faster and with greater success. Some examples of this are:

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

- *Thin-film solar modules*: Oerlikon Solar is the world's only supplier of production facilities for the manufacture of thin-film solar modules in amorphous silicon. The technological advantage over the competition is around 12 months.

- *P3e™ coating process*: With P3e™, Oerlikon Balzers Coating, Services has brought a forward-looking coating technology to the market, which combines a number of coating processes and which has been received with enthusiasm by customers and coating experts.

- *New MAG W 300 vacuum pumps*: At the end of the year, Oerlikon Leybold Vacuum started to supply a new platform for turbomolecular pumps in the form of the MAG W 300. These pumps have a greatly enhanced product specification which will enable Oerlikon Leybold Vacuum to strengthen its market position even further, in particular in research and the process industry.

- *Textile fiber manufacturing system with 7-meter spunbond*: With a 7-meter spunbond line, Oerlikon Neumag is setting a new industry standard for the manufacture of synthetic fibers. Using specially developed technology for joining and separating synthetics, systems with this width can produce the same quality as smaller systems. This new technology not only means lower investment costs and very low energy consumption, but also significantly less waste.

- *Laser projection*: By acquiring a stake in Californian company Novalux Inc. in the middle of 2006, Oerlikon Optics gained access to a new laser technology and is using it to develop new kinds of projection systems with impressive brightness and true color. Initial prototypes were supplied to customers at the end of 2006 and the first products with these new light sources should come onto the market during the course of the current business year.

- *Seamless gear changes (Dual Clutch):* Oerlikon Graziano Drive Systems has developed a prototype for a new, automatic dual clutch transmission. This new type of transmission enables automatic gear changing without loss of power, resulting in faster, jolt-free acceleration.

- *Efficient semiconductor assembly*: Oerlikon Assembly Equipment increased its production performance by up to 40 percent with the new Die Bonder 2008 hS*plus*. A new pick & place module was developed and a faster vision system was integrated.

Massive increase in share value

The capital market reacted positively to developments in the Group's key data, which led to a significant increase in the share price. As a result of a major increase in value of more than 200 percent and a stock market capitalization of over CHF 8.5 billion, Oerlikon was included in the STOXX 600 and was recognized as the most successful European share in 2006 therein. The share price rose from CHF 198 (closing price on December 30, 2005) by 204 percent to CHF 603 (closing price on December 29, 2006). Market capitalization increased in the twelve months of the reporting period from CHF 2.8 billion to CHF 8.5 billion.

Capital base with strong growth

At December 31, 2006, the balance sheet total of the Oerlikon Group stood at CHF 6 billion compared with CHF 2 billion at the end of 2005. Net liquidity inclusive of marketable securities stood at CHF –589 million at December 31, 2006. Following a figure of CHF 706 million for the 2005 reporting period, this represents a CHF 1.3 billion decrease. The increase in inventories by CHF 733 million to CHF 970 million arises mainly from the acquisition of Saurer. Investment in fixed assets at CHF 161 million was significantly higher than the level of the previous year (2005: CHF 88 million).

In August 2006, Saurer AG issued a bond for CHF 200 million, maturing on August 28, 2013. Working with Saurer, Oerlikon will ensure that all obligations toward the bond holders are met. Any decisions affecting the bond will be taken on a timely basis with the agents concerned, in order to protect the interests of the bond holders.

Outlook

The Oerlikon Group will continue to pursue its chosen growth path vigorously. The opportunities for future growth in existing segments and for making gains in market share are far from exhausted. Further organic growth will derive from innovative new products, expansion of key technical competencies into total application solutions, development of the service business and further regional expansion. The acquisition of Saurer has generated further positive stimulus in all aspects of the business, through

 technology and engineering know-how, a successful business model and existing market access.

"Overall, we are optimistic that we will be able to continue to achieve above-average growth in our markets and to realize profit margins above the average through efficient management of the Group. Orders received of CHF 2.6 billion, which increased by 81 percent in 2006, is a good indicator for strong organic growth of the business in 2007," says Georg Stumpf, Chairman of the Board of Directors.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected. Rounding-off differences may lead to apparent discrepancies in the published figures.

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Luitpold Wuesthof
Investor Relations
Phone +41 58 360 96 05
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 18,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.

**Aggregated annual sales in 2006 for the Oerlikon Group (CHF 1.7 billion) and the Saurer Group (CHF 3.1 billion)*

Key figures Oerlikon Group as at December 31, 2006

Oerlikon Group

in CHF billion	2005	2006 (inc. Saurer)	Difference	2006 (excl.Saurer)	Difference adjusted
Orders received	1.45	2.63	80.9 %	2.08	42.9 %
Orders on hand	0.36	1.56	328.4 %	0.73	106.1 %
Sales	1.61	2.29	42.7 %	1.70	5.8 %
EBIT (in CHF million.)	34	329	859.3%	303	792.2 %

Oerlikon Balzers Coating

in CHF million	2006	2005	Change
Orders received	1 195	642	86 %
Orders on hand	478	100	377 %
Sales	816	806	1 %
EBIT	153	-20	-

Oerlikon Leybold Vacuum

in CHF million	2006	2005	Change
Orders received	444	390	14 %
Orders on hand	59	45	31 %
Sales	430	383	12 %
EBIT	47	-4	-

Oerlikon Saurer Textile

in CHF million	11-12/2006
Orders received	398
Orders on hand	825
Sales	438
EBIT	24

Oerlikon Graziano Drive Systems

in CHF million	11-12/2006
Orders received	154
Orders on hand	-
Sales	154
EBIT	14

Oerlikon Components

in CHF million	2006	2005	Change
Orders received	436	423	3 %
Orders on hand	195	210	-7 %
Sales	450	416	8 %
EBIT	59	-8	-

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Rule 12g3-2(b) File No. 82-5190


SEC MAIL
RECEIVED
PROCESSING
MAR 29 2007
WASH. D.C.
186
SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date March 27, 2007
Contact Martina C. Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M. C. Schuler

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, March 27, 2007 – According to notification received on March 26, 2007, ABN Amro Bank N.V., Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands, held, on March 26, 2007, 7.82 % of the voting rights in the form of 1 106 309 registered shares.

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 18,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.

**Aggregated annual turnover in 2006 for the Oerlikon Group (CHF 1.7 billion) and the Saurer Group (CHF 3.1 billion)*

END